SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: December 3rd, 2003

FOR IMMEDIATE RELEASE

PRESTIGIOUS NUCLEAR RESEARCH ORGANIZATION
ORDERS SILICOM’S CUTTING-EDGE SERVER ADAPTERS

        KFAR SAVA, Israel–December 3, 2003 – Silicom Ltd. (NASDAQ:SILCF) today announced that one of the world’s largest and most prestigious nuclear research organization has placed an initial order for its Gigabit Ethernet Server Adapters. Silicom’s high-performance adapters will be deployed in the organization’s state-of-the-art particle physics laboratory servers to help them attain reliable gigabit transfer rates.

        “Although this order is currently small, it is an important validation of our technology, and an ideal showcase environment for our Server/Storage products,” said Shaike Orbach, Silicom’s President and CEO. “The fact that we have been chosen by this world-class organization that serves and employs thousands of physicists strengthens our hand in ongoing discussions with major Server/Storage industry manufacturers”.

        Silicom recently announced the first significant commercial order, from a strategic account, for products from its new line of high-performance, customizable server networking adapters. Silicom’s unique multi-port Gigabit Ethernet products, TOE and iSCSI cards, PMC configurations, and other high-end offerings solve critical problems that restrict the speed and performance of state-of-the-art server-based systems.

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for servers and for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il